Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(millions of dollars)

			Years Ended
	Six Months Ended June 30, 2006	Twelve Months Ended June 30, 2006	2005	2004	2003	2002	2001
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$284	$657	$754	$929	$875	$1,248	$700
Fixed charges included in the determination of net income	154	332	333	258	309	301	309
Total earnings, as defined	$438	$989	$1,087	$1,187	$1,184	$1,549	$1,009

Fixed charges, as defined:
Interest charges	$153	$330	$329	$256	$318	$308	$319
Preference security dividend requirements of consolidated subsidiaries	12	24	25	25	25	25	38
Rental interest factor	5	10	10	9	10	10	10
Total fixed charges, as defined	$170	$364	$364	$290	$353	$343	$367

Ratio of Earnings to Fixed Charges and Preferred Dividends	2.58	2.72	2.99	4.09	3.35	4.52	2.75